June 8, 2009
Mr. Praveen Kartholy
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
RE:	Anixter International Inc. Form 10-K for the fiscal year ended January 2, 2009 Filed February 27, 2009 File No. 001-10212
We are in receipt of your follow-up letter to Dennis J. Letham dated June 5, 2009, containing the following comment. In the attached document, the SEC comment is in bold type and our management response is directly below the comment.
If you have any questions please call me at 224-521-8601. You can also contact the individuals below.

Todd Heeter	Director of Financial Reporting	224-521-8568
Terry Faber	Vice President — Controller	224-521-8715

Sincerely,
/s/ Dennis J. Letham
Dennis J. Letham
Executive Vice President — Finance Chief Financial Officer

Form 10-K for the fiscal year ended January 2, 2009
Legal Proceedings, page 6
1.	In future filings, please disclose that the countries your foreign subsidiaries may have re-exported goods to in violation of export control laws include Cuba and Syria, countries identified by the State Department as state sponsors of terrorism.
Management’s Response
Until the matter is resolved with the U.S. Department of Treasury and Commerce, we propose to include, at the end of the first paragraph under the “Legal Proceedings” section of each future form 10-Q and 10-K, the following language: “including Cuba and Syria, countries identified by the State Department as state sponsors of terrorism.”